Exhibit 19

EXECUTION COPY
October 24, 2014

Telecom Italia S.p.A.,
Piazza Affari 2,
Milan, Italy
Attention:   Head of International Business

Telecom Italia International N.V.,
Atrium 3111, Strawinskylaan 1627,
1077XX Amsterdam,
The Netherlands.
Attention:   Chief Executive Officer
Facsimile:  +31 20 3010951

Fintech Telecom LLC
375 Park Avenue, 38th floor,
New York, New York
USA

Dear Sirs:

Re: Waiver of Rights and Obligations

WHEREAS, Telecom Italia S.p.A (“TI”), Telecom Italia International N.V. (“TII”, together with TI, the “Sellers”, each a “Seller”), W de Argentina – Inversiones S.A. (formerly denominated W de Argentina – Inversiones S.L.), a company organized and existing under the laws of the Kingdom of Spain (“Los W”), Los W S.A., a company duly organized and existing under the laws of Argentina and the guarantor company of Los W (the “Los W Guarantor Company”), and Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein (the “Los W Controlling Shareholders” and, collectively with Los W and the Los W Guarantor Company, the “Los W Parties”) have entered into the 2010 Amended and Restated Shareholders’ Agreement, dated August 5, 2010 (as amended from time to time, the “Shareholders’ Agreement”);1

WHEREAS the Fintech Telecom LLC (the “Purchaser”), the Sellers and Tierra Argentea S.A. (“TAR”) have entered into a stock purchase agreement, dated as of November 13, 2013, (as amended on August 11, 2014, September 1, 2014 and September 28, 2014, the “Original SPA”) pursuant to which the Sellers agreed to sell all of their direct and indirect ownership interest in Telecom Argentina S.A. (“TEO”) to the Purchaser;

WHEREAS, in connection with the Original SPA, Los W Parties, the Sellers and the Purchaser entered into a waiver, dated as of November 13, 2013 (the “Original Waiver”), whereby the Los W Parties waived certain requirements of the Shareholders’

______________________
1 For the purposes of this Waiver (as defined herein), references to the Shareholders’ Agreement shall also include any rights and obligations relating to or arising under that certain Letter of Undertaking, dated March 26, 2012, executed by Tierra Argentea S.A. and addressed to and accepted by TI, TII and the Los W Parties.

Agreement (as then in force) and other applicable documents to facilitate consummation of the transactions contemplated by, among other documents, the Original SPA;

WHEREAS, in connection with the Original SPA, (i) the Purchaser executed a deed of adherence, dated as of November 13, 2013 and effective as of Closing, to the Shareholders’ Agreement and (ii) the Sellers and the Los W Parties executed a memorandum of understanding, dated as of November 13, 2013, regarding the Sellers’ drag-along rights under the Shareholders’ Agreement;

WHEREAS the Purchaser, the Sellers and TAR have entered into an amended and restated stock purchase agreement, dated as of the date hereof (as further amended from time to time by agreement among the parties thereto (or, if any amendment thereto results in any change or limitations of any rights and obligations of any of the Los W Parties under the Shareholders’ Agreement or the By-laws of Sofora (other than as agreed herein), by the parties thereto with the consent of the Los W Parties), the “Amended SPA”), a copy of which as of the date hereof is attached as Exhibit A hereto, pursuant to which the Purchaser and Sellers have amended and restated their rights and obligations under the Original SPA with respect to the sale of all of the Sellers’ direct and indirect ownership interest in TEO and certain bonds issued by the Argentine government;

WHEREAS the Sellers and the Los W Parties have executed an amended and restated mutual shareholder release, dated as of the date hereof, as well as an amended and restated memorandum of understanding regarding the waiver of the Sellers’ drag-along rights under the Shareholders’ Agreement, dated as of the date hereof;

WHEREAS the Purchaser has executed, and the Los W Parties and the Sellers have agreed and accepted, an amended and restated deed of adherence to the Shareholders’ Agreement, dated as of the date hereof; and

WHEREAS the Los W Parties, as informed by the Purchaser, are aware of the changes to the transactions contemplated by the Original SPA reflected in the Amended SPA and are willing to facilitate the consummation of the Transactions (as defined below) by waiving, exclusively in connection with the Transactions (as defined below), certain requirements in the Shareholders’ Agreement and other applicable documents that could prohibit or restrict the ability of the Purchaser, the Sellers and any Substitute Purchaser or Adequate Purchaser from consummating the Transactions (as defined below).

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties set forth herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

Unless otherwise specified, all capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Shareholders’ Agreement, except for the terms set forth in Exhibit B, which shall have the meaning given to such terms in the Amended SPA.

Waiver to Facilitate the Transactions

The Los W Parties are willing to amend and restate the Original Waiver to facilitate the consummation of the transactions contemplated by, and the performance by the Sellers, the Purchaser, any Substitute Purchaser any Appointed Call Purchaser or any Adequate Purchaser of any rights and obligations under, the terms and conditions of the Amended SPA in their entirety (the “Transactions”), including, without limitation, with respect to (i) the transfer of the Sofora Shares pursuant to the Minority Sale, the Majority Sale, a Third Party Sale (including any exercise of the Tag Along Right or Drag Along Right (as each is defined in the Amended SPA)), the Minority Call Option, the transfer of Argentine governmental bonds and (ii) Minority Sofora Pledge and any execution upon or release of the collateral thereunder.

Accordingly:

1.            In each case exclusively in connection with the Transactions, each of the Los W Parties hereby irrevocably waives any right that it may have under (a) the Shareholders’ Agreement, (b) the By-laws of the companies of the Telecom Argentina Group or (c) any other document:

(i)
to acquire the direct or indirect equity interests of TEO and related rights held by the Sellers, the Purchaser or any Substitute Purchaser (with or without preference over the Purchaser, the Substitute Purchaser, the Sellers, the Appointed Call Purchaser or any Adequate Purchaser);

(ii)
to sell any portion of its own direct or indirect equity interests in TEO to the Purchaser, the Substitute Purchaser, the Appointed Call Purchaser or any Adequate Purchaser (concurrently with, with or without preference over, or on the same terms as, the Sellers or the Purchaser); or

(iii)
to block, to oppose or to impose conditions on the creation or transfer of any lien on or encumbrance over all or part of the direct or indirect equity interests of TEO and related rights held by the Sellers, the Purchaser or any Substitute Purchaser, or the registration or recordation thereof, either contractually, judicially or through administrative proceedings.

2.            In accordance with Article 7 (Transfer of Shares) of the Shareholders’ Agreement, Los W Parties are entitled to exercise a Right of First Refusal or Tag Along Right pursuant to Section 7.5 in the event that TI and TII collectively own more than 50% of the Company’s common share capital and decide to Transfer all of their Shares. As of the date hereof, TI and TII collectively own 68.00% of the common share capital of the Company.  Pursuant to Section 7.5 of the Shareholders’ Agreement, (i) the Selling Party is required to, among other things, deliver to the Non-Selling Parties a Transfer Notice, accompanied by a copy of the Bona Fide Offer and a Closing Guaranty, prior to any Transfer and (ii) the Non-Selling Parties have the right, but not the obligation, to exercise (a) its Tag Along Right within sixty (60) days from its receipt of the Transfer Notice or (b) its Right of First Refusal within ninety (90) days from its receipt of the Transfer Notice.  As the Non-Selling Parties in connection with the Transactions, each of the Los W Parties hereby waives, in connection with the Transactions, the Transfer Notice and other requirements applicable to each of the Right of First Refusal and the Tag Along Right as well as its right to exercise each of the Right of First Refusal and the Tag Along Right in connection with any of the Transactions.

3.            Also in accordance with Article 7 (Transfer of Shares), the Transfers of shares contemplated by the Transactions require that, in advance of such Transfer, the transferee execute and deliver to the other parties a counterpart of the Shareholders’ Agreement or a Deed of Adherence.  Each of the Los W Parties undertakes to accept delivery of such counterpart or Deed of Adherence by the Purchaser, any Substitute Purchaser, any Adequate Call Purchaser or any Adequate Purchaser pursuant to the Transactions and, if necessary or requested by the transferee or transferor, promptly countersign and return to the transferee and transferor duly executed copies of the same. If applicable, Sellers, Purchaser and the Los W Parties shall comply with any requirements applicable under any Law or regulation in connection therewith.

4.            Also in accordance with Article 7 (Transfer of Shares), a Transfer of Shares requires that a party transfer all but not less than all of the Shares owned by them in a Transfer.  Each of Los W Parties hereby waives such requirement in respect of the Transactions.  Furthermore, upon acceptance of this Waiver by the Sellers and the Purchaser, each of them hereby agrees to waive compliance by Los W of any such requirements in a partial sale of up to 10% of the Shares of Sofora to an internationally-recognized institutional investor provided that: (i) the third party purchaser is not and has not started to effectively become a competitor of any Seller or any member of the Telecom Argentina Group, (ii) as a condition to such sale such third party purchaser shall agree to the same acknowledgements, agreements and waivers as the Los W Parties have given in this Waiver and in the shareholders release executed by the Los W Parties on the date hereof, (iii) such sale shall otherwise be subject to compliance with the provisions of the Shareholders’ Agreement, (iv) Purchaser shall have preference over the Sellers in respect of the exercise of the Right of First Refusal provided in Article 7, (v) any new Person acquiring such Shares shall have no voting rights in the Company or any TEO Company, except in case it is the Purchaser or the Sellers (or any of their Affiliates) and (vi) such sale would not result in any breach of or failure to comply with, or require any consent under, any Law or regulation, any agreement, arrangement or understanding between the Los W Parties or any of their respective Affiliates, on the one hand, and any Governmental Authority, on the other hand, or any provision of the Shareholders’ Agreement, except for those provisions expressly waived hereby; and provided that no such sale shall affect or limit the obligation of the Los W Parties to comply with their undertakings and agreements under this Waiver and under any of the other agreements or arrangements entered into on the date hereof by the Los Ws with or in favor of any of the Sellers and/or the Purchaser.

5.            Also in accordance with Article 7 (Transfer of Shares), no party is entitled to subject to any Lien its Shares or the rights and obligations arising therefrom without due compliance of the requirements set forth in such Article 7.  Each of the Los W Parties hereby waives, in connection with the Transactions, compliance with such any such requirements.  Furthermore, upon acceptance of this Waiver by the Sellers and the Purchaser, each of them hereby agrees to waive compliance by Los W of any such requirements in connection with any Lien that Los W may constitute over its Shares or the rights or interests therein or derived therefrom, that (i) is to provide collateral in connection with any loan, credit or any kind of financing that any of the Los W Parties (or any of their Affiliates) may obtain during the twelve (12) month period from the date of this Waiver for a principal amount of up to $120,000,000 with an internationally-recognized financial institution (including Deutsche Bank) and with a term of up to ten (10) years and no scheduled amortizations for at least thirty (30) months from the Interim Transfer Date, which Lien may remain in full force and effect until such financing is repaid in full and (ii) would not result in any breach of or failure to comply with, or require any consent under, Law or regulation, any agreement, arrangement or understanding between the Los W Parties or any of their respective Affiliates, on the one hand and any Governmental Authority, on the other hand, or any provision of the Shareholders´Agreement, except for those provisions expressly waived hereby.  For the avoidance of doubt, the execution or foreclosure upon any Lien permitted hereunder will remain subject to the Shareholders’ Agreement.

6.            In accordance with Article 17 (Other Shareholders and Shares within Telecom Argentina Group) of the Shareholders’ Agreement, the parties thereto would be restricted from, among other things, entering into any arrangement with the Preferred A Shareholders and/or Preferred B Shareholders of Nortel. Each of the Los W Parties hereby waives, in connection with the Transactions, the requirement to comply with the provisions in Article 17 (Other Shareholders and Shares within Telecom Argentina Group) of the Shareholders’ Agreement.

7.            To the extent that any other provision of the Shareholders’ Agreement might be construed as prohibiting or restricting any of the Purchaser, any Substitute Purchaser, any Seller, any Appointed Call Purchaser or any Adequate Purchaser from consummating any part of the Transactions, and to the extent that any term or provision of the Amended SPA might be construed to constitute a breach of or be in contravention of any provision of the Shareholders’ Agreement, each of the Los W Parties hereby waives compliance with any such provision of the Shareholders’ Agreement but, exclusively in connection with the entry into and consummation of the Amended SPA and the Transactions.

Effectiveness of this Waiver; Miscellaneous Other Provisions

The effectiveness of the waivers, agreements and acknowledgements set out in this letter (the “Waiver”) shall be contingent upon the delivery by Los W Parties, the Sellers and the Purchaser of executed counterparts to this letter (the date on which the final counterpart is delivered, the “Effective Date”).

The Los W Parties acknowledge that they have read the Amended SPA in its entirety.

Except as specifically set forth herein, the Shareholders’ Agreement remains in full force and effect as of the date hereof.

Following the Effective Date, the Waiver shall remain in full force and effect, and may not be withdrawn, modified or amended by the Los W Parties without the consent in writing of the Sellers and the Purchaser, unless and until the Amended SPA is terminated or, if later: (i) in case the Unwind Option has been elected by Sellers, upon the earlier of either the Call Option Closing or the expiration of the 6 (six) month anniversary of the Decision Date; or (ii) in case the election to pursue a Third Party Sale has been made by Sellers and no Third Party Closing has occurred on or before the Final Date, upon the earlier of the Call Option Closing or the expiration of the 6 (six) month anniversary of the Final Unwind Date.

The Sellers, Purchaser and the Los W Parties each acknowledge that the Waiver is a material agreement between the Los W Parties, the Sellers and the Purchaser, and required to be in full force and effect as of the Interim Transfer Date and the Closing Date as a condition under Article 7 to the obligations of the Sellers to complete the transactions that occur on such dates.

This letter, the Waiver and the other agreements referred to in the Amended SPA, as amended from time to time by the parties thereto, contain the entire understanding of the Los W Parties, TI, TII and Purchaser, as applicable, with respect to the subject matter hereof and supersede any and all prior agreement and understandings, whether written or oral, with respect to the subject matter hereof (including, without limitation, the Original Waiver).

This letter and the rights and obligations created hereby shall be governed by the laws of Argentina.  Any dispute, claim or controversy arising from, relating to, or in connection with this Waiver, including without limitation any question regarding its existence, validity, termination, or the performance or breach thereof, shall be referred to and finally resolved and settled by arbitration administered by International Chamber of Commerce International Court of Arbitration (the “ICC”), in accordance with ICC Rules of Arbitration in effect at the time of the arbitration, which rules are deemed to be incorporated by reference into this clause except as they may be modified herein or by agreement of the parties. Each party hereby irrevocably waives its right to commence any proceedings in any court with respect to any matter subject to arbitration under this Agreement. The arbitral tribunal shall consist of three arbitrators. Each party shall nominate one arbitrator, the party requesting arbitration concurrently with such request and the other party within fifteen (15) calendar days from receipt of the request for arbitration.  In the event a party fails to nominate an arbitrator or deliver notification of such nomination to the other party and to the ICC within this time period, upon request of either party, such arbitrator shall instead be appointed by the ICC within fifteen (15) calendar days receiving such request in accordance with the Rules of Arbitration.  The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator and notify the parties and the ICC in writing of such nomination within fifteen (15) calendar days of their appointment.  If the first two appointed arbitrators fail to nominate a third arbitrator or notify the parties and the ICC of that nomination within this time period, then, upon request of either party, the third arbitrator shall be appointed by the ICC within fifteen (15) calendar days of receiving such request in accordance with the Rules of Arbitration.  The third arbitrator shall serve as Chairman of the arbitral tribunal.  The place of arbitration shall be Paris, France.  The language of the arbitration shall be English.  No arbitrator shall be an employee, officer or director of either party or of their respective affiliates, nor shall any Arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.  The decision of a majority of the arbitrators shall be final and binding on the parties and their respective successors and assigns and the parties waive any form of challenge against it. The arbitral tribunal shall determine the proportions in which the parties shall pay the fees and expenses of the arbitral tribunal. The arbitral tribunal shall not have the authority to award punitive damages.  The parties hereby agree that the arbitral tribunal shall have the power to award equitable remedies (including specific performance).  The parties agree that either party may seek conservatory or similar emergency interim relief in aid of arbitration, including but not limited to a temporary restraining order or preliminary injunction or attachment in aid of the arbitration and may do so in any court of competent jurisdiction located in the State of New York at any time prior to the constitution of the panel and the parties hereby consent to the jurisdiction of any such court.  If such emergency or interim relief is sought after the constitution of the arbitration panel, such relief may be sought only before the arbitral tribunal and, after the constitution of the arbitration panel, each party waives any rights they might possess to have those matters litigated in a court or jury trial.  Each party’s agreement to this arbitration is voluntary.

[signature page follows]

Please, indicate your acceptance of the terms of the letter and the Waiver by countersigning below in the space provided to such effect.

W DE ARGENTINA – INVERSIONES S.A. /s/ Gerardo Werthein By: Gerardo Werthein Title: Chairman	LOS W S.A. /s/ Daniel Werthein By: Daniel Werthein Title: Chairman

DARIO WERTHEIN /s/ Dario Werthein	DANIEL WERTHEIN /s/ Daniel Werthein

ADRIAN WERTHEIN /s/ Adrian Werthein	GERARDO WERTHEIN /s/ Gerardo Werthein

[Signature Page to Waiver]

Accepted and Agreed by:

TELECOM ITALIA S.p.A /s/ Andrea Balzarini By: Andrea Balzarini Title: Authorized Representative Date: October 24, 2014	TELECOM ITALIA INTERNATIONAL N.V. /s/ Francesco S. Lobianco By: Francesco S. Lobianco Title: Chief Executive Officer Date: October 24, 2014

[Signature Page to Waiver]

Accepted and Agreed by:

FINTECH TELECOM, LLC

By: Fintech Advisory, Inc.
Its Managing Member

By: /s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person

By: /s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

[Signature Page to Waiver]

EXHIBIT B

DEFINITIONS

The following terms shall have the meanings given to such terms in the Amended SPA:

“Adequate Purchaser”

“Appointed Call Purchaser”

“Call Option Closing”

“Closing”

“Closing Date”

“Decision Date”

“Final Date”

“Final Unwind”

“Final Unwind Date”

“Governmental Authority”

“Interim Transfer Date”

“Law”

“Majority Sale”

“Majority Sofora Shares”

“Minority Call Option”

“Minority Sale”

“Minority Sofora Pledge”

“Minority Sofora Shares”

“Outside Date”

“Regulatory Approval”

“Sofora Shares”

“Substitute Purchaser”

“Third Party Closing”

“Third Party Closing Date”

“Third Party Sale”

“Unwind Option”